SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70

Company Registry (NIRE): 29.300.006.939

Public Held Company

MATERIAL FACT

Braskem S.A. ("Braskem" or the "Company"), in compliance with the provisions of CVM Instruction 358/02, informs its shareholders and the market that it was communicated by Odebrecht S.A., its controlling shareholder, about the beginning of discussions with LyondellBasell, a listed company headquartered in Rotterdam, for a potential transaction involving the transfer to LyondellBasell of the totality of Odebrecht S.A.’s interest in Braskem (“Transaction”).

In accordance with Odebrecht S.A. the negotiations are in a preliminary stage, under confidentiality, and LyondellBasell was given exclusivity.

It was also informed that the conclusion of the Transaction is subject to, among other conditions, due diligence, negotiation of definitive agreements and all necessary approvals. As of this date, there is no binding obligation between LyondellBasell and Odebrecht S.A. nor assurance that such negotiations will result in a Transaction.

Finally, it was reinforced that in case the Transaction is concluded, the same conditions agreed with Odebrecht S.A. will be guaranteed to all other Braskem shareholders.

Braskem will keep the market and its shareholders informed of any other relevant information it has access to about the Transaction.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.